June 4, 2012

Mr. W. John Cash
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street NE
Washington D.C. 20549-4631

Re:          Sensient Technologies Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 27, 2012
Form 10-Q for Fiscal Quarter Ended March 31, 2012
Filed May 8, 2012
File No. 1-07626

Dear Mr. Cash:

We have received your letter dated May 24, 2012, regarding our most recently filed Form 10-K and Form 10-Q.  Our responses to your comments are included below.  In addition to the information provided below, we will adjust the disclosures in our future annual and quarterly filings as discussed in our responses.

Form 10-K for Fiscal Year Ended December 31, 2011
Annual Report to Shareholders

Management’s Discussion and Analysis of Operations and Financial Condition
Segment Information, page 16

1.	In future annual and quarterly filings please include a discussion of the results of operations associated with your “Corporate and Other” segment.

Response:

We will include a discussion of the results of operations associated with our “Corporate and Other” segment in our annual and quarterly filings beginning with the Form 10-Q for the quarter ending June 30, 2012.

Mr. W. John Cash
United States Securities and Exchange Commission
June 4, 2012

Consolidated Financial Statements
Note 9, Segment and Geographic Information, page 36

2.	In future filings please provide product line disclosures as required by ASC 280-10-50-40.

Response:

We will provide a table with third party revenue by product line for the latest three years beginning with the Form 10-K for the year ending December 31, 2012.

Form 10-Q for the Quarter Ended March 31, 2012

Consolidated Financial Statements
Note 1.  Accounting Policies, page 5

3.
We note your disclosure that, for interim reporting purposes, certain expenses are charged to operations based on a proportionate share of estimated annual amounts rather than as they are actually incurred.  Please tell us, and revise future filings to clarify, the specific nature of any expenses that are not charged as incurred and quantify amounts accrued or deferred at the interim balance sheet date, if material.

Response:

The primary expense that is charged to operations for interim periods based on a proportionate share of estimated annual amounts is depreciation expense.  In each interim period, the annual depreciation expense is estimated using actual depreciation on fixed assets that have been placed in service at the beginning of the year, combined with an estimate of depreciation on expected current year additions.  Estimates for significant projects are updated and adjusted each quarter.  Historically, the estimate of the interim depreciation expense has not been materially different from the actual depreciation expense.  We will clarify this disclosure in future filings beginning with the Form 10-Q for the quarter ending June 30, 2012.

Note 3.  Segment Information, page 6

4.
Please tell us, and revise future filings to clarify, why your flavors businesses in Central and South America are now reported in your Corporate and Other segment.  In light of this change, please also tell us if either of your two reportable segments includes operating segments that you are aggregating.  If they do, please demonstrate to us that aggregation is appropriate based on ASC 280-10-50-11.

Mr. W. John Cash
United States Securities and Exchange Commission
June 4, 2012

Response:

Central & South America was identified as a region with growth opportunities for our flavors business.  To penetrate this new market, a management team was put in place that reports directly to Sensient’s CEO.  This allows the CEO to have greater insight and visibility into the Company’s operations in this region.  Previously, the customers and related sales in this region were managed from other North American locations.  Beginning in 2012, we began reporting this region as a new segment and restated historical results to be consistent.  The new segment does not reach the threshold that would require it to be reported separately, so it is included with Corporate and Other.

We have determined our segments based on the information utilized by our CEO, who is the chief operating decision maker, to allocate resources and assess performance.  We do not have any segments that we aggregate in our reportable segments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Financial Condition, page 11

5.	In future annual and quarterly filings please disclose and discuss changes in accounts receivable days outstanding for each period presented.

Response:

Our days sales outstanding were 58.9, 58.8 and 58.7 at December 31, 2011, 2010 and 2009, respectively.  Historically, we have not had any significant write-offs of receivables and we do not view this as a risky area.  If there are any significant changes in the days sales outstanding, we will include discussion in future quarterly and annual filings.  If the days remain consistent, we do not believe that any additional disclosure is warranted.

We appreciate your comments on our filings.  We acknowledge, on behalf of Sensient Technologies Corporation, that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. W. John Cash
United States Securities and Exchange Commission
June 4, 2012

If you have any questions on our responses, please contact me.

Sincerely,

/s/ Richard F. Hobbs
Richard F. Hobbs
Senior Vice President and Chief Financial Officer